TSX: POM, AMEX: PLM

1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com
ADVANCING TO PRODUCTION

NEWS RELEASE	2007-14

POLYMET ANNOUNCES RETIREMENT OF WARREN HUDELSON
RECEIVES APPROVAL FOR LONG TERM POWER CONTRACT

Vancouver, British Columbia, May 7, 2007 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet” or the “Company”) announced today that Warren Hudelson, Executive Vice President of its wholly-owned U.S. subsidiary Poly Met Mining, Inc. has decided to retire from his position as Executive Vice President and Director of the US subsidiary, Poly Met Mining, Inc. but will continue as an advisor to the Company in connection with permitting of the NorthMet property. PolyMet owns 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

PolyMet’s President and CEO William Murray said, “All of us at PolyMet regret Warren’s decision to retire. He has worked tirelessly to represent us with the authorities, in the media and with investors. On a personal level, I respect his desire to spend more time on personal matters but also to focus his efforts in helping the Company complete the permitting process.”

Separately, PolyMet is pleased to report that the Minnesota Public Utilities Commission has approved an electric service agreement (“ESA”) between PolyMet and Minnesota Power, a division of ALLETE, Inc. (NYSE:ALE). Under the ESA, Minnesota Power will provide all of NorthMet’s electric service needs through 2018. Once fully operational, it is anticipated that PolyMet will require approximately 70 megawatts of electric power, becoming one of Minnesota Power’s larger industrial customers. PolyMet’s energy requirement will be supplied from Minnesota Power’s base load generating facilities under the regulated contract.

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PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence production in late 2008 or early 2009.

POLYMET MINING CORP.

Per: “William Murray”
         _______________________
         William Murray, President

For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	dnewby@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.